UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-A/A

Amendment No. 1

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

Modine Manufacturing Company
(Exact name of registrant as specified in its charter)

Wisconsin	39-0482000
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1500 DeKoven Avenue, Racine, WI	53403
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be Registered:	Name of Exchange on which Each Class is to be Registered:
Common Stock, $0.625 par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file numbers to which this form relates (if applicable):  Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered

This Amendment No. 1 to the Registration Statement on Form 8-A dated September 27, 2004 is being filed for the purpose of updating the description of the capital stock of Modine Manufacturing Company.  References to “we,” “us,” “our” and “Modine” refer to Modine Manufacturing Company.

DESCRIPTION OF CAPITAL STOCK

This summary highlights selected information about our capital stock and may not contain all of the information that is important to you.  Under our amended and restated articles of incorporation, we have the authority to issue up to 96,000,000 shares of capital stock, consisting of 80,000,000 shares of common stock, par value $0.625 per share, and 16,000,000 shares of preferred stock, par value $0.025 per share.  As of July 14, 2008, 32,784,043 shares of common stock and no shares of preferred stock were issued and outstanding.  We encourage you to read our articles of incorporation and our bylaws because they, and not this summary, define the rights of holders of our common stock.

PREFERRED STOCK

Under our articles of incorporation, shares of preferred stock may be divided into and issued in series, from time to time, with each such series to be so designated as to distinguish the shares thereof from the shares of all other series of preferred stock.  All shares of preferred stock must be identical except as to the following rights and preferences, as to which there may be variations between different series: the rate of dividend; the price at and the terms and conditions on which shares of preferred stock may be redeemed; the amount payable upon shares of preferred stock in event of voluntary or involuntary liquidation; sinking fund provisions for redemption or purchase of shares of preferred stock; the terms and conditions on which shares of preferred stock may be converted into other series or classes of capital stock, if the shares of any series of preferred stock are issued with the privilege of conversion; voting rights, if any; and any other rights or preferences as to which the laws of the State of Wisconsin, as in effect at the time of the determination thereof, permit variations between different series of preferred stock.  Each such series of preferred stock shall have only such voting rights, if any, preemptive rights, if any, and such other designations, preferences, limitations and relative rights as shall be stated and expressed in the resolution or resolutions providing for the issue of such series of preferred stock adopted by the board of directors or as may be required by law.

The rights, preferences and privileges of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of any series of preferred stock that the board of directors may determine to issue in the future.  In addition, the issuance of preferred stock, although providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, make it more difficult for a third party to gain control of us, discourage bids for the common stock at a premium, or otherwise adversely affect the market price of our common stock.

COMMON STOCK

Voting Rights

Each outstanding share of our common stock is entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.  Holders of shares of common stock are not entitled to cumulate their votes in the election of directors.  Directors are elected by a plurality of the votes cast.  Generally, unless a different vote is required by the articles of incorporation, the bylaws or the Wisconsin Business Corporation Law, which we refer to as the “WBCL,” all matters to be voted on by shareholders must be approved by a majority of the votes cast on the matter at a meeting at which a quorum is present, subject to any voting rights granted to holders of then-outstanding preferred stock.

Dividend and Liquidation Rights

Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends, subject to the rights of the holders of preferred stock, if any, then outstanding.  In the event of the dissolution, liquidation or winding up of Modine, holders of our common stock will be entitled to receive, pro rata, any assets and funds of Modine remaining after satisfaction of Modine’s creditors and the payment of all amounts that the holders of preferred stock, if any, then outstanding may be entitled to receive.

Preemptive and Other Rights

Holders of our common stock do not have preemptive, subscription, redemption or conversion rights.

Liability to Future Calls or Assessments

Under the WBCL, when Modine receives the consideration for which the board of directors authorized the issuance of shares, the shares issued for that consideration are fully paid and nonassessable.  Former Section 180.0622(2)(b) of the WBCL imposed personal liability on shareholders of Wisconsin corporations for debts owed to employees for services performed, but not exceeding six months service in any one case.  Pursuant to 2005 Wisconsin Act 474, Section 180.0622(2)(b) of the WBCL was repealed effective June 14, 2006 and is not applicable to obligations incurred by Modine on or after such date.

Listing, Transfer Agent and Registrar

The outstanding shares of our common stock are listed on the New York Stock Exchange under the symbol “MOD.”  The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A.

Possible Anti-Takeover Effects of our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain provisions that could make it more difficult to acquire Modine by means of a tender offer, proxy contest or otherwise.  The description set forth below is intended as a summary only. For complete information we encourage you to read our articles of incorporation and bylaws.

Board of Directors.  Our articles of incorporation and bylaws provide that the board of directors shall be divided into three classes as nearly equal in number as possible, as determined by the board of directors.  The total number of directors shall be as provided in the bylaws, but not less than seven.  One class is elected each year for a three-year term.  Shareholders have the right to remove directors, but only for good cause and by the affirmative vote of a majority of the outstanding shares entitled to vote for the election of the director.  The removal of a director may only be taken at a special meeting of shareholders called for that purpose.

Advance Notice Requirements for Shareholder Proposals and Director Nominees.  Our bylaws require advance notice with regard to business proposed to be submitted by a shareholder at any annual or special meeting of our shareholders, including the nomination of candidates for election as directors.  Notice of proposed shareholder business must be timely given in writing to our corporate secretary prior to the meeting.  To be timely, notice must be received at our principal executive offices within the time frames specified in our bylaws.  The notice must also contain certain information specified in our bylaws, including, with respect to a director nomination, the written consent of the nominee to serve as a director if elected.

Special Meetings; Shareholder Action Without a Meeting.  Special meetings of shareholders may be called by a majority of the members of the board of directors, by the chairperson of the board, by the chief executive officer, or, as required by the WBCL, pursuant to one or more written demands signed by the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, which demand(s) must describe one or more purposes for which the special meeting is to be held. The bylaws contain provisions regarding special meetings called upon the demand of shareholders.  Shareholder action may be taken without a meeting only by the unanimous written consent of all shareholders entitled to vote on the action.

Required Vote for Certain Actions. Pursuant to Section 180.1706(l) of the WBCL, except as otherwise provided in a corporation’s articles of incorporation, any amendment to the articles of incorporation, merger or share exchange, sale of all or substantially all assets otherwise than in the regular course of business, dissolution of the corporation or revocation of dissolution, involving a corporation organized before January 1, 1973, such as Modine, which did not expressly elect before January 1, 1991 to be governed by a majority or greater voting requirement, must be approved by the affirmative vote of two-thirds of the shares entitled to vote at a meeting called for that purpose. Article VII of our articles of incorporation expressly retains the two-thirds vote requirement for these actions.

Amendment of Bylaws.  Shareholders have the right to amend or repeal the bylaws at any regular or special meeting of the shareholders, if notice of the proposed action was specified in the notice of the meeting.  That action requires the affirmative vote of not less than two-thirds of the shares entitled to vote.  The board of directors may also amend the bylaws by the affirmative vote of not less than two-thirds of the full board of directors of the Company.

Certain Statutory Provisions

Wisconsin law, under which we are incorporated, contains certain provisions that may be important when considering the rights of holders of our capital stock. The description set forth below is intended as a summary only. For complete information we encourage you to review the applicable provisions of the WBCL.

Business Combination Statute.  Sections 180.1140 to 180.1144 of the WBCL regulate a broad range of business combinations between a resident domestic corporation and an “interested shareholder.” A business combination is defined to include any of the following transactions:

•	a merger or share exchange;

•
a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the aggregate market value of the stock or assets of the company or 10% of its earning power or income;

•	the issuance or transfer of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock;

•	the adoption of a plan of liquidation or dissolution; and

•	any reclassification of securities or recapitalization of the resident domestic corporation if the effect is to increase the proportionate share of its securities owned by the interested shareholder.

A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Securities Exchange Act of 1934 and that, as of the relevant date, satisfies any of the following: (1) its principal offices are located in Wisconsin, (2) it has significant business operations located in Wisconsin, (3) more than 10% of the holders of record of its shares are residents of Wisconsin, or (4) more than 10% of its shares are held of record by residents of Wisconsin.  Modine is a resident domestic corporation for purposes of these statutory provisions.

An “interested shareholder” is defined to mean a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years.

Under this law, we cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before the acquisition. We may engage in a business combination with an interested shareholder after the expiration of the three-year period with respect to that shareholder only if one or more of the following conditions is satisfied: (1) the board of directors approved the acquisition of the stock before the date on which the shareholder acquired the shares, (2) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder, or (3) the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

Fair Price Statute.  The WBCL also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a “significant shareholder” and a resident domestic corporation, such as us, require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Any business combination to which the statute applies must be approved by 80% of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless (a) the aggregate value of the per share consideration is equal to the highest of:

•
the highest per share price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination,

•
the market value per share of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is highest, or

•	the highest preferential amount per share in a liquidation or dissolution to which holders of the shares would be entitled,

and (b) the significant shareholder offers either cash or the same form of consideration used by the significant shareholder to acquire the largest number of shares it acquired.

Control Share Voting Restrictions. Under Section 180.1150 of the WBCL, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person, or group of persons acting together, in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation’s shareholders have approved restoration of the full voting power of the otherwise restricted shares.  The board of directors has adopted a provision in our bylaws that specifies that the control share voting restrictions of Section 180.1150 do not apply to any shares of our stock.

Defensive Action Restrictions. Section 180.1134 of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote on the proposal is required before the corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following: (1) acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares, or (2) sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

Constituency or Stakeholder Provision.  Under Section 180.0827 of the WBCL, in discharging his or her duties to Modine and in determining what he or she believes to be in the best interests of Modine, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which we operate and any other factors that the director or officer considers pertinent.

Item 2. Exhibits

Item 2 is hereby amended by adding the following exhibits:

3.1	Restated Articles of Incorporation (incorporated by reference to Exhibit 3(a) to Modine Manufacturing Company’s Form 10-Q for the quarter ended June 26, 2005) (File No. 1-1373)

3.2	Bylaws (incorporated by reference to Exhibit 3.1 to Modine Manufacturing Company’s Current Report on Form 8-K dated April 1, 2008) (File No. 1-1373)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MODINE MANUFACTURING COMPANY
Date: July 17, 2008
	By:	/s/ Thomas A. Burke
Thomas A. Burke, President
and Chief Executive Officer

Exhibit Index

Exhibit No.                 Description
3.1	Restated Articles of Incorporation (incorporated by reference to Exhibit 3(a) to Modine Manufacturing Company’s Form 10-Q for the quarter ended June 26, 2005) (File No. 1-1373)

3.2	Bylaws (incorporated by reference to Exhibit 3.1 to Modine Manufacturing Company’s Current Report on Form 8-K dated April 1, 2008) (File No. 1-1373)